UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Star Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85517P 10 1

(CUSIP Number)

Jay B. Gould, Esq. Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, CA 94105 415-983-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85517P 10 1	Page 2 of 11

1	NAME OF REPORTING PERSON Tradewinds Master Fund (BVI) Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0552409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,231,111 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,231,111 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,231,111 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes currently exercisable warrants, expiring on September 14, 2013, May 5, 2016 and September 4, 2016.
(2)	Assumes that there are 135,055,505 Shares of Common Stock outstanding as of August 1, 2011.

CUSIP No. 85517P 10 1	Page 3 of 11

1	NAME OF REPORTING PERSON P.V. Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 01-0895351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,231,111 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,231,111 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,231,111 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes currently exercisable warrants, expiring on September 14, 2013, May 5, 2016 and September 4, 2016.
(2)	Assumes that there are 135,055,505 Shares of Common Stock outstanding as of August 1, 2011 plus PVP’s 1,376,811 exercisable warrants.

CUSIP No. 85517P 10 1	Page 4 of 11

1	NAME OF REPORTING PERSON Feehan Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3304306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,231,111 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,231,111 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,231,111 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes currently exercisable warrants, expiring on September 14, 2013, May 5, 2016 and September 4, 2016.
(2)	Assumes that there are 135,055,505 Shares of Common Stock outstanding as of August 1, 2011 plus Feehan’s 1,376,811 exercisable warrants.

CUSIP No. 85517P 10 1	Page 5 of 11

1	NAME OF REPORTING PERSON Scott P. Peters S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON *** ** ****
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,231,111 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,231,111 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,231,111 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes currently exercisable warrants, expiring on September 14, 2013, May 5, 2016 and September 4, 2016.
(2)	Assumes that there are 135,055,505 Shares of Common Stock outstanding as of August 1, 2011.

CUSIP No. 85517P 10 1	Page 6 of 11

Explanatory Note

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined below) and relates to their beneficial ownership of Shares (each, a “Share,” collectively, the “Shares”) of common stock (the “Common Stock”) of Star Scientific, Inc., a Delaware corporation (the “Issuer” or the “Company”).

Previously, the Reporting Persons had reported their beneficial ownership under Schedule 13G, filed on January 22, 2008. The Reporting Persons’ obligation to report their beneficial ownership using Schedule 13D was triggered by the formation of the group comprised of the Reporting Persons, which was filed on September 23, 2008. On January 6, 2010, the Reporting Persons filed Amendment No. 1 to Schedule 13D to reflect the purchases of additional Shares in December 2009. On January 28, 2010, the Reporting Persons filed Amendment No. 2 to Schedule 13D to correct a typographical error in Item 4, regarding the number of Shares purchased on December 30, 2009. On March 12, 2010, the Reporting Persons filed Amendment No. 3 to Schedule 13D to reflect the purchase of additional Shares on March 9, 2010. On November 10, 2010, the Reporting Persons filed Amendment No. 4 to Schedule 13D to reflect the purchase of additional Shares on November 5, 2010. On March 10, 2011, the Reporting Persons filed Amendment No. 5 to Schedule 13D to reflect the purchase of additional Shares on March 4, 2011. On August 26, 2011, Feehan (as defined below) purchased additional 150,000 Shares at 1.8043 per share. This Amendment No. 6 is being filed to reflect that purchase.

Item 1.	Security and Issuer

This Schedule relates to the Shares of the Issuer. The address of the Issuer’s principal executive office is 4470 Cox Road, Glen Allen, VA 23060.

Item 2.	Identity and Background

(a) This Schedule is being filed by Feehan Partners, L.P., a California limited partnership (“Feehan”), P.V. Partners, L.P., a California limited partnership, (“PVP”), Tradewinds Master Fund (BVI) Ltd, a British Virgin Islands business company (the “Fund”), and Scott P. Peters, an individual (“Mr. Peters”). Each of the former persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

This Schedule relates to the Shares of Common Stock held by Feehan, PVP, the Fund and by Mr. Peters in a Roth IRA and an Individual IRA. The holdings of the Reporting Persons include warrants to purchase Common Stock in the Company.

The Fund is a business company organized in the British Virgin Islands. Robert W. Scannell (“Mr. Scannell”) is a director of the Fund and the General Partner of Feehan and has voting and investment power over each entity’s respective securities.

Tradewinds Investment Management, L.P., a Delaware limited partnership (“the “Manager”), is the investment manager of the Fund pursuant to an investment management agreement over which Messrs. Scannell and Peters exercise voting and investment authority and control. The Fund was formed in order to engage in the business of acquiring, holding and disposing of investments in various companies. The Manager was formed to oversee the investment program of the Fund, and any other funds that may be formed in the future. Principals of the Fund and the Manager may from time to time acquire, hold or dispose of Shares for investment purposes and engage in such other purposes as may be determined from time to time.

Mr. Peters is also a director of the Fund and the General Partner of PVP and has voting and investment power over each entity’s respective securities. Mr. Peters owns a Roth IRA and an Individual IRA and has voting and investment power over the securities held in them.

CUSIP No. 85517P 10 1	Page 7 of 11

Mr. Peters disclaims beneficial ownership of and receives no pecuniary interest from the securities held by Feehan which are held for the benefit of Mr. Scannell, and Mr. Scannell disclaims beneficial ownership of and receives no pecuniary interest from the securities held by PVP or in the Roth IRA or Individual IRA which are held for the benefit of Mr. Peters.

(b) The business address of each of the foregoing Reporting Persons, including their general partners, is c/o Tradewinds Investment Management, L.P., Three Harbor Drive, Suite 213, Sausalito, CA 94965.

(c) Scott Peters and Robert Scannell are principals and controlling persons of the Manager. The Manager’s principal business consists of investment management.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Peters and Scannell are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were acquired for investment purposes through a combination of open market and private purchases and exercises of warrants as described above. The source of funds for all such purchases was the working capital or personal funds of each of the respective purchasing entities or persons.

Item 4.	Purpose of Transaction

The acquisitions of the Shares have been effected solely for the purpose of investment in the Issuer and to provide working capital funds for the Issuer. The Reporting Persons intend to continue to review their investment in Common Stock from time to time depending upon certain factors including, without limitation, the financial performance of the Issuer, the availability and price of Shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional Shares of Common Stock or may determine to sell through the open market or otherwise.

Additional Disclosure

The Shares reported herein were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 85517P 10 1	Page 8 of 11

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) To the knowledge of the Reporting Persons, there were 135,055,505 Shares of Common Stock outstanding as of August 1, 2011 (as represented by the issuer’s Form 10-Q that was filed with the SEC on August 9, 2011). For purposes of this Schedule, the Shares beneficially owned by the Reporting Persons as of August 26, 2011, as to which each of the Fund, PVP, Feehan and Mr. Peters share voting and dispositive power, represent approximately 17.2 % for Feehan and PVP and 17% for the Fund and Mr. Peters of the issued and outstanding Shares of Common Stock (including the warrants described in footnotes 1and 2 of pages 2 -5 of this Schedule). Reference is made hereby to Items 7-10 of pages 2-5 of this Schedule, which Items are incorporated herein by reference.

(c) Except as set forth in the “Introduction” on page 6 of this Schedule, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares of Common Stock owned by the Reporting Persons.

(e) Not Applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund, Feehan, PVP, and Mr. Peters have agreed to acquire the Common Stock of the Issuer for investment purposes. Messrs. Peters and Scannell have control over the Fund, its Manager, and their investment management business. The Reporting Persons have further agreed to share information regarding the Issuer and join in decisions regarding voting and disposition of the Shares. They have acquired Shares and/or warrants in the Common Stock at approximately the same times and may acquire additional Shares and/or warrants at approximately the same time in the future, or, may dispose of Shares at approximately the same time in the future.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 85517P 10 1	Page 9 of 11

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

1. Power of Attorney of P.V. Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.1 to our Schedule 13D filed on September 23, 2008)

2. Power of Attorney of Feehan Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.2 to our Schedule 13D filed on September 23, 2008)

3. Power of Attorney of Tradewinds Master Fund (BVI) Ltd. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.3 to our Schedule 13D filed on September 23, 2008)

4. Power of Attorney of Scott P. Peters Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.4 to our Schedule 13D filed on September 23, 2008)

CUSIP No. 85517P 10 1	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2011	P.V. PARTNERS, L.P.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: August 30, 2011	FEEHAN PARTNERS, L.P.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: August 30, 2011	TRADEWINDS MASTER FUND (BVI) LTD.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: August 30, 2011	SCOTT P. PETERS

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

EXHIBIT INDEX

The following documents are filed as exhibits hereto:

1. Power of Attorney of P.V. Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.1 to our Schedule 13D filed on September 23, 2008)

2. Power of Attorney of Feehan Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.2 to our Schedule 13D filed on September 23, 2008)

3. Power of Attorney of Tradewinds Master Fund (BVI) Ltd. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.3 to our Schedule 13D filed on September 23, 2008)

4. Power of Attorney of Scott P. Peters Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by Reference to Exhibit 24.4 to our Schedule 13D filed on September 23, 2008)